SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                         For the month of December 2007

                              RYANAIR HOLDINGS PLC
                (Translation of registrant's name into English)

                     c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                             County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________





                3 NEW ROUTES - DUBLIN TO BREST, RODEZ AND TOURS

    Ryanair, Ireland's largest airline, today (Thursday, 13th December 2007) announced 3 new routes from Dublin to Brest, Rodez and Tours starting from April 2008. Ryanair will guarantee the lowest fares for over 13 million passengers on 137 routes to / from Ireland next year. No other airline carries as many Irish passengers / visitors because only Ryanair guarantees the lowest fares.

    Announcing the new routes in Dublin today, Ryanair's CEO Michael O'Leary said:

        "Today's three new routes give Ryanair passengers a choice of 11 French destinations from Dublin for less than half the price of Aer Lingus. Aer Lingus simply can't compete with Ryanair's guaranteed lowest fares and punctuality, which is why Aer Lingus have recently withdrawn routes from Dublin to Newcastle, Seville and Poznan where they competed directly with Ryanair. Next year, 10 million passengers will make Ryanair their number one choice to / from Dublin, generating a visitor spend of EUR1.5 billion in the capital, and supporting 10,000 Dublin jobs.

        "To celebrate the launch of this French trio, Ryanair is releasing 250,000 EUR10* seats across its 84 Dublin routes. We advise passengers to book today because these bargains will be snapped up in record time".

        *includes taxes and charges

Ends.                                     Thursday, 13th December 2007

For further information:

Peter Sherrard - Ryanair                  Pauline McAlester - Murray Consultants

Tel: 00 353 1 812 1228                    Tel: 00 353 1 4980 300






                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date:  13 December 2007

                                    By:___/s/ James Callaghan____

                                    James Callaghan
                                    Company Secretary & Finance Director